July 14, 2021

CONFIDENTIAL SUBMISSION

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE Washington, DC 20549

RE:	Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of AvidXchange Holdings, Inc., a Delaware corporation (the “Registrant”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the U.S. Securities and Exchange Commission (the “Commission”) a complete copy of a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Registrant as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the Commission (the “Staff”) prior to the public filing of the Registration Statement.

We are filing this correspondence to note one issue for the Staff’s review and consideration. The Registrant was formed in January 2021, and on July 9, 2021 entered into a reorganization transaction (the “Reorganization”) with AvidXchange, Inc., whereby all securities of AvidXchange, Inc. were exchanged for securities of the Registrant in a reorganization of entities under common control, and in which Registrant and AvidXchange are treated as having been under common control for all periods presented. The Reorganization is described in more detail in the attached Registration Statement, including in footnote 1 to the financial statements contained therein. Under FRM 13410.1, ASC 250 requires that a change in the reporting entity or the consummation of a transaction accounted for in a manner similar to a pooling of interests, i.e., a reorganization of entities under common control, be retrospectively applied to the financial statements of all prior periods when the financial statements are issued for a period that includes the date the change in reporting entity or the transaction occurred. In accordance with FRM 13410.3, if a change in the reporting entity or a reorganization will occur at or after effectiveness of the registration statement but no later than closing of the IPO, the Staff will consider requests to present consolidated or combined financial statements as the primary financial statements of the registrant in lieu of the separate financial statements of the registrant and of the entities to be reorganized based on the particular facts and circumstances. Within this DRS submission, we have presented the financial statements of AvidXchange Holdings, Inc. for the historical periods as if the transaction was already effected. This has been presented to facilitate the staff’s review and the auditor has included a preamble to reflect that the reorganization has not been included in a set of financial statements prepared in accordance with accounting principles generally accepted in the United States of America covering a period in which the reorganization occurred. We kindly request the Staff review the current submission on this basis.

If you have any questions with respect to this confidential submission, please do not hesitate to contact me at (202) 551-1840.

Best regards,

/s/ Brandon J. Bortner

Brandon J. Bortner of PAUL HASTINGS LLP

Cc	Christopher J. Austin, Esq.
Ryan Stahl Esq.